Exhibit 99.11

Roscoe Postle Associates Inc.

March 13, 2019

TO:	Alexco Resource Corp.

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

United States Securities and Exchange Commission

Toronto Stock Exchange

Re:	Alexco Resource Corp. (the "Company")

Consent of Expert

Reference is made to the technical report entitled "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada" dated March 29, 2017 with an effective date of January 3, 2017 and amended on September 14, 2018 (the "Report").

In connection with the Company's annual information form dated March 13, 2019 for the year ended December 31, 2018 (the "AIF"), I, Torben Jensen, P.Eng., on behalf of myself and Roscoe Postle Associates Inc., consent to the use of my name and Roscoe Postle Associates Inc.'s name and references to the Report, or portions thereof, in the AIF and to the inclusion or incorporation by reference of information derived from the Report in the AIF (collectively, the "AIF Information").

I also consent to the use of my name and the AIF Information in the Company’s Form 40-F and Form F-10 (File No. 333-227024) through the incorporation by reference of the AIF.

I confirm that I have read the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that are within my knowledge as a result of the services performed by me in connection with the Report.

Yours truly,

/s/ Torben Jensen
Torben Jensen, P.Eng.